UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2) *
Root, Inc.
(Name of Issuer)
Class A common stock,
$0.0001 par value per share
(Title of Class of Securities)
77664L108
(CUSIP Number)
Ernest Garcia III
President, Chief Executive Officer and Chairman
1930 W. Rio Salado Parkway
Tempe, Arizona 85281
(480) 719-8809
Copies to
Robert M. Hayward, P.C.
Robert E. Goedert, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
(312) 862-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 1, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77664L108

1	NAMES OF REPORTING PERSONS Carvana Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,144,821*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,144,821*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,144,821*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*
Consists of 780,294 shares of Class A Common Stock of the Issuer issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer held by Carvana Group, LLC and 2,364,527 shares of Class A Common Stock of the Issuer issuable upon exercise of a warrant (the “Tranche 1 Warrant”) held by Carvana Group, LLC, which became exercisable on September 1, 2022.

**
Based on 8,948,817 shares of Class A Common Stock issued and outstanding as of August 23, 2022, plus the 780,294 shares of Class A Common Stock issuable upon conversion of the Preferred Stock held by Carvana Group, LLC and 2,364,527 shares of Class A Common Stock issuable on exercise of the Tranche 1 Warrant (the “Warrant Shares”). Represents 18.2% of the aggregate number of issued and outstanding shares of the Issuer’s Class A Common Stock and Class B Common Stock as of August 23, 2022 (inclusive of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock and the Warrant Shares held by Carvana Group, LLC).

CUSIP No. 77664L108

1	NAMES OF REPORTING PERSONS Carvana Co. Sub LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,144,821*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,144,821*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,144,821*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*
Consists of 780,294 shares of Class A Common Stock of the Issuer issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer held by Carvana Group, LLC and 2,364,527 shares of Class A Common Stock of the Issuer issuable upon exercise of the Tranche 1 Warrant held by Carvana Group, LLC, which became exercisable on September 1, 2022. Carvana Co. Sub LLC may be deemed to be the beneficial owner of the shares underlying the Preferred Stock and the Tranche 1 Warrant.

**
Based on 8,948,817 shares of Class A Common Stock issued and outstanding as of August 23, 2022, plus the 780,294 shares of Class A Common Stock issuable upon conversion of the Preferred Stock held by Carvana Group, LLC and 2,364,527 shares of Class A Common Stock issuable on exercise of the Tranche 1 Warrant. Represents 18.2% of the aggregate number of issued and outstanding shares of the Issuer’s Class A Common Stock and Class B Common Stock as of August 23, 2022 (inclusive of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock and the Warrant Shares held by Carvana Group, LLC).

CUSIP No. 77664L108

1	NAMES OF REPORTING PERSONS Carvana Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,144,821*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,144,821*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,144,821*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*
Consists of 780,294 shares of Class A Common Stock of the Issuer issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer held by Carvana Group, LLC and 2,364,527 shares of Class A Common Stock of the Issuer issuable upon exercise of the Tranche 1 Warrant held by Carvana Group, LLC, which became exercisable on September 1, 2022. Carvana Co. may be deemed to be the beneficial owner of the shares underlying the Preferred Stock and the Tranche 1 Warrant.

**
Based on 8,948,817 shares of Class A Common Stock issued and outstanding as of August 23, 2022, plus the 780,294 shares of Class A Common Stock issuable upon conversion of the Preferred Stock held by Carvana Group, LLC and 2,364,527 shares of Class A Common Stock issuable on exercise of the Tranche 1 Warrant. Represents 18.2% of the aggregate number of issued and outstanding shares of the Issuer’s Class A Common Stock and Class B Common Stock as of August 23, 2022 (inclusive of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock and the Warrant Shares held by Carvana Group, LLC).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment (“Amendment No. 2”) amends the Schedule 13D filed with the SEC on October 12, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed with the SEC on August 24, 2022, (“Amendment No. 1,” and together with the Original Schedule 13D, the “Schedule 13D”) relating to the Issuer, with respect to the Common Stock of the Issuer. Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer
The information set forth in Item 5 of the Schedule 13D is amended as follows:
The information relating to the beneficial ownership of the Issuer’s Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof.

Each holder of Preferred Stock will have the right, at its option, to convert its Preferred Stock, in whole or in part, into a number of fully paid and non-assessable shares of Class A Common Stock determined in accordance with the then-effective Conversion Rate. The “Conversion Rate” is equal to the Liquidation Preference divided by the Conversion Price. The Conversion Price is subject to customary adjustments, including in the event of any stock split, reverse stock split, stock dividend, recapitalization or similar events.

Carvana Group, LLC currently holds eight tranches of warrants of the Issuer, three tranches of which are “short-term Warrants” and five tranches of which are “long-term Warrants." The short-term Warrants expire on September 1, 2025 and the long-term Warrants expire September 1, 2027. The short-term Warrants have exercise prices of $180.10 to $216.12 and the long-term Warrants have exercise prices of $180.10 to $540.31, as adjusted pursuant to the one-for-eighteen reverse stock split effected by the Issuer on August 12, 2022. The Tranche 1 Warrant, representing the right to purchase 2,364,527 shares of Class A Common Stock at an exercise price of $180.10, became exercisable on September 1, 2022, upon completion of the integrated automobile insurance solution for Carvana Group, LLC’s online car buying platform (the "Integrated Platform"). The remaining seven tranches of warrants are subject to certain conditions to exercise, including relating to the achievement of defined milestones tied to insurance sales through the Integrated Platform.

As a result of their beneficial ownership of the Preferred Stock and the Tranche 1 Warrant, the Reporting Persons may be deemed to beneficially own an aggregate of 3,144,821 shares of Class A Common Stock 780,294 of which would be received upon conversion of the Preferred Stock, and 2,364,527 of which would be received upon the exercise of the Tranche 1 Warrant and represents, in the aggregate, approximately 26.0% of the outstanding shares of the Issuer's Class A Common Stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"). The shares of Class A Common Stock beneficially owned by the Reporting Persons represents approximately 18.2% of the total Common Stock of the Issuer on an as-converted basis.

Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the shares of the Issuer’s Common Stock referred to herein for purposes of the Act, or for any other purpose.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of October 11, 2021 among the Reporting Persons and incorporated by reference to the Original Schedule 13D filed on such date by the Reporting Persons.

Signature
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 6, 2022

CARVANA GROUP, LLC

By: Carvana Co. Sub LLC
Its: Sole Manager

By: Carvana Co.
Its: Sole Manager

/s/ Paul Breaux
Name: Paul Breaux
Title: Vice President, General Counsel and Secretary

CARVANA CO. SUB LLC

By: Carvana Co.
Its: Sole Member

/s/ Paul Breaux
Name: Paul Breaux
Title: Vice President, General Counsel and Secretary

CARVANA CO.

/s/ Paul Breaux
Name: Paul Breaux
Title: Vice President, General Counsel and Secretary